UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into Material Definitive Agreement

On May 5, 2026, Meiwu Technology Company Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Company agreed to sell and issue an aggregate of 25,000,000 ordinary shares of the Company (the “Ordinary Shares”), with no par value, at a purchase price of $0.626 per share in a private transaction (the “Offering”).

The gross proceeds to the Company from the Offering were approximately $15,650,000 (the “Subscription Amount”), before deducting other offering expenses payable by the Company. The offering was closed on May 8, 2026. Immediately following the closing of the Offering, the Company has 26,330,471 Ordinary Shares are issued and outstanding.

Pursuant to the Securities Purchase Agreement, the Company has agreed not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period beginning on the date of the Securities Purchase Agreement and ending on the twelve (12) months following the closing date, without written consent by a majority of the Purchasers where the consenting Purchases have more than 51% of the Subscription Amounts. The Company has also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) beginning on the date of the Securities Purchase Agreement and ending on the twelve (12) months following the closing date.

The Ordinary Shares issued in this PIPE have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder.

In connection with the Securities Purchase Agreement, each of the Purchasers also entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, they agreed not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of twelve (12) months following the date thereof.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Securities Purchase Agreement and the Lock-Up Agreement, is not complete, and is qualified in its entirety by reference to the full text of such document, copies of the forms of which are attached hereto as Exhibits 10.1 and 10.2.

Use of Proceeds and Business Initiatives

The Company intends to use the net proceeds from the Offering primarily to support the development of a skincare management platform utilizing AI and data-analysis technologies, and related digital infrastructure, as well as for general corporate purposes and working capital.

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In connection with this initiative, the Company plans to expand its workforce across different departments, including product development, research and development, and commercialization. The Company expects the proposed platform to support customer engagement, skincare management services, and the enhancement of its existing skincare product and training business.

A substantial portion of the proceeds is expected to be used for personnel recruitment, platform and application development, infrastructure and operational support, and commercialization activities associated with the Company’s technology initiatives.

Risk Factors

Risks related to the Company’s proposed skincare management platform

The Company’s planned skincare management platform is in an early stage of development, and the Company may not successfully develop or commercialize the platform.

The Company is in the process of expanding beyond its existing skincare products and training services business to develop a skincare management platform utilizing AI and data-analysis technologies. The development and commercialization of such technologies involve significant risks, uncertainties, technical challenges, and substantial expenditures.

The Company’s proposed platform may require significant investments in personnel recruitment, software development, infrastructure, data management, regulatory compliance, and commercialization activities. There can be no assurance that the Company will successfully develop, deploy, market, or monetize the platform on a timely basis, or at all. If the Company is unable to execute its technology strategy effectively, its business, financial condition, and results of operations could be materially adversely affected.

The Company’s AI-related services may be subject to evolving laws and regulations relating to healthcare, medical devices, consumer protection, and artificial intelligence technologies.

Certain functionalities contemplated for the Company’s proposed platform may involve AI-assisted skin analysis, skincare recommendations, or related consumer-facing features. Regulatory authorities in various jurisdictions, including China, the United States, and the European Union, may interpret certain AI-enabled analytical or recommendation functions as implicating medical, healthcare, diagnostic, medical-device, or consumer-protection regulations.

The Company intends to position its services as consumer skincare and lifestyle-related services rather than medical diagnosis or treatment services. However, the regulatory framework governing AI technologies, digital health applications, and related consumer services remains uncertain and rapidly evolving. Changes in laws, regulations, regulatory interpretations, or enforcement practices could subject the Company to additional licensing requirements, operational restrictions, compliance burdens, investigations, penalties, or other liabilities.

In addition, if users, regulators, or third parties perceive the Company’s services as providing medical advice or diagnostic functions without appropriate approvals or qualifications, the Company’s reputation, operations, and business prospects could be adversely affected.

The Company’s growth strategy depends on its ability to recruit and retain qualified personnel.

The Company expects to use a substantial portion of the proceeds from the Offering to recruit personnel across product development, research and development, commercialization, and related functions. Competition for experienced AI engineers, software developers, data specialists, and other qualified personnel is intense.

The Company’s future success will depend in significant part on its ability to attract, integrate, manage, and retain qualified employees and consultants. If the Company is unable to recruit or retain personnel with the necessary technical and operational expertise, its ability to execute its growth strategy may be materially adversely affected.

The Company’s business may be adversely affected by risks relating to data privacy, cybersecurity, and the handling of sensitive user information.

The Company expects that its proposed platform may process user data, including facial images, skincare-related information, behavioral data, and other potentially sensitive personal information. The collection, storage, processing, transfer, and protection of such information are subject to increasingly complex and evolving laws and regulations in multiple jurisdictions, including China’s data protection and cybersecurity laws and the European Union’s General Data Protection Regulation (“GDPR”).

Any failure to comply with applicable data privacy, cybersecurity, or data localization requirements could result in investigations, regulatory actions, fines, litigation, reputational harm, operational disruptions, or restrictions on the Company’s business activities.

In addition, cyberattacks, unauthorized access, data breaches, employee misconduct, software vulnerabilities, or other security incidents could compromise sensitive user information or disrupt the Company’s operations. The Company may also incur significant costs in responding to security incidents, implementing remediation measures, and maintaining compliance systems.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Use of Proceeds and Business Initiatives,” and “Risk Factors,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our financial performance;
●	developments relating to our competitors and our industry, including the impact of government regulation;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties, including those listed under the captions “Use of Proceeds and Business Initiatives,” and “Risk Factors”.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated May 5, 2026
10.2	Form of Lock-Up agreement, dated May 5, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2026

Meiwu Technology Company Limited

By:	/s/ Handy Wijaya
Name:	Handy Wijaya
Title:	Co-Chief Executive Officer

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